  Exhibit 99.18
April 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Mining Gold Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2018 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2018.

I, Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report:

“Technical Report on the Cameron Gold Deposit, Ontario, Canada”, with an effective date of January 17, 2017 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

/s/ Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM

Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM
Principal Consultant
Optiro Pty Limited